                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002
                                             -----------------

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

               For the Transition Period from ________ to ________

                         Commission File Number 1-11373
                                                -------

  Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees
  -----------------------------------------------------------------------------
                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

             Cardinal Health Profit Sharing, Retirement and Savings
                             Plan for PRN Employees

                 Financial Statements and Supplemental Schedule

       December 31, 2002 and the six month period ended December 31, 2002



                                TABLE OF CONTENTS

Report of Independent Auditors.......................................................................   3

Audited Financial Statements

     Statement of Net Assets Available for Benefits..................................................   4

     Statement of Changes in Net Assets Available for Benefits.......................................   5

     Notes to Financial Statements...................................................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)........................................................  11

Signature............................................................................................  12

Exhibits:

     Exhibit 23.01 - Consent of Independent Auditors

     Exhibit 99.01 - Certification of a Plan Committee Member
                     and the Plan Committee Chairperson, pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002


                         Report of Independent Auditors

To the Plan Committee of
Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees


We have audited the accompanying statement of net assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees as of December 31, 2002, and the related statement of changes in net assets available for benefits for the six month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the six month period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                  /s/ Ernst & Young LLP
May 15, 2003

 Cardinal Health Profit Sharings, Retirement and Savings Plan for PRN Employees

                 Statement of Net Assets Available for Benefits

                                                                   DECEMBER 31,
                                                                     2002
                                                               -----------------
Assets:
    Investments, at fair value                                    $ 8,831,664
                                                               -----------------
Net assets available for benefits                                 $ 8,831,664
                                                               =================


See accompanying notes.

  Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees

            Statement of Changes in Net Assets Available for Benefits

                                                                                                         FOR THE SIX MONTH
                                                                                                            PERIOD ENDED
                                                                                                            DECEMBER 31,
                                                                                                                2002
                                                                                                       -----------------------
ADDITIONS:
               Participant contributions                                                                    $   115,597
               Assets transferred from other qualified plans                                                  9,843,797
               Investment income                                                                                 18,035
                                                                                                              ----------
                    Total additions                                                                           9,977,429

DEDUCTIONS:
               Distributions to participants                                                                    720,311
               Net depreciation in the fair value of investments                                                384,582
               Plan's interest in Master Trust net investment loss                                               40,772
               Administrative expenses                                                                              100
                                                                                                              ----------
                    Total deductions                                                                          1,145,765

Net increase                                                                                                  8,831,664

Net assets available for benefits, beginning of period                                                                -
                                                                                                              ----------
Net assets available for benefits, end of period                                                            $ 8,831,664
                                                                                                            ============


See accompanying notes.

             Cardinal Health Profit Sharing, Retirement and Savings
                             Plan for PRN Employees

                          Notes to Financial Statements

                                December 31, 2002

1.         DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees, established July 1, 2002, is a defined contribution plan covering all employees classified as PRN who have completed one year of service, as defined. The Plan has a calendar year end; therefore, the statement of changes in the net assets available for benefits is for the six month period since inception of the Plan. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Cardinal Health, Inc. established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan investments are not included in the Master Trust.

CONTRIBUTIONS

Participants may contribute 1% to 50% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by participants. Contributions are subject to certain limitations.

             Cardinal Health Profit Sharing, Retirement and Savings
                             Plan for PRN Employees

                    Notes to Financial Statements (continued)

1.         DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate comparable to the rates being charged by commercial lending institutions for similar loans at the time the loan is approved. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

             Cardinal Health Profit Sharing, Retirement and Savings
                             Plan for PRN Employees

                    Notes to Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2002 are as follows:

                                                                                       DECEMBER 31,
                                                                                          2002
                                                                                       ----------
Cardinal Health, Inc. common stock                                                     $5,684,201
Plan's interest in Master Trust                                                         1,704,962
Putnam Investors Fund, mutual fund                                                        662,356

NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Net depreciation in fair value of investments as determined by quoted market prices:

     Mutual funds                                                                           $        (152,169)
     Cardinal Health, Inc. common stock                                                              (232,413)
                                                                                            -----------------
              Total net depreciation                                                        $        (384,582)
                                                                                            =================

             Cardinal Health Profit Sharing, Retirement and Savings
                             Plan for PRN Employees

                    Notes to Financial Statements (continued)

4.       ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS

                                                                                     DECEMBER 31,
                                                                                         2002
                                                                                    ---------------
Investments at fair value:
  Mutual funds                                                                       $ 144,144,606
  Common, Collective Trusts                                                            382,873,704
                                                                                     --------------
Total investments                                                                    $ 527,018,310
                                                                                     ==============

The Plan's share of assets in the Master Trust was less than 1% or $1,704,962 at December 31, 2002.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Dividend and interest income                                                                             $   6,428,062
Net  depreciation  in fair value of  investments  as  determined  by quoted  market prices:
     Mutual funds                                                                                          (10,142,598)
     Common, Collective Trusts                                                                             (12,547,922)
                                                                                                         ---------------
                Total investment loss                                                                    $ (16,262,458)
                                                                                                         ===============

5.       INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

             Cardinal Health Profit Sharing, Retirement and Savings

                             Plan for PRN Employees

                    Notes to Financial Statements (continued)

6.       RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common stock, which is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.       RELATED PARTY TRANSACTIONS

The Plan held $5,684,201 of Cardinal Health, Inc. common stock as of December 31, 2002.

9.       ASSET TRANSFERS

During 2002, assets of approximately $9,690,000 were transferred to the Plan from the Cardinal Health Profit Sharing, Retirement and Savings Plan. In addition, during 2002 assets of approximately $150,000 were transferred to the Plan from the PHR 401(k) Plan.

  Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2002



IDENTITY OF ISSUER,
BORROWER, LESSOR, OR                            DESCRIPTION OF INVESTMENT INCLUDING MATURITY              CURRENT
SIMILAR PARTY                                   DATE, RATE OF INTEREST, MATURITY OR PAR VALUE              VALUE
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK
*Cardinal Health, Inc.                                         96,033 shares                             $5,684,201

MUTUAL FUNDS
Dodge & Cox Stock Fund                                          3,564 shares                                313,848
PIMCO Total Return Fund                                        17,915 shares                                191,154
Liberty Acorn USA Fund                                         10,178 shares                                145,343
* Putnam Investors Fund                                        74,338 shares                                662,356
* Putnam Vista Fund                                             9,451 shares                                 58,500

LOANS
Loans to participants                                         3.92 to 10.50%                                 71,300
                                                                                                        -----------
Total                                                                                                    $7,126,702
                                                                                                        ===========

*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  CARDINAL HEALTH PROFIT SHARING,
                                  RETIREMENT AND SAVINGS PLAN FOR PRN
                                  EMPLOYEES





Date: June 27, 2003               /s/ Richard J. Miller
                                  ---------------------------------------------
                                  Richard J. Miller, Plan Committee Member